Filed by Bank of Granite Corporation pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Commerce Corporation (Commission File No. 000-32807)

     The following communications contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, references made in the following communications regarding:

•	future financial and operating results,

•	the proposed merger of Bank of Granite Corporation (“Bank of Granite”) and First Commerce Corporation (“First Commerce”), and

•	the timing and benefits of the proposed merger of Bank of Granite and First Commerce are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	expected cost savings from the merger not materializing within the expected time frame;

•	revenues following the merger not meeting expectations;

•	competitive pressures among financial institutions increasing significantly;

•	costs or difficulties related to the integration of the businesses of Bank of Granite and First Commerce being greater than anticipated;

•	general economic conditions being less favorable than anticipated;

•	legislation or regulatory changes adversely affecting the business in which the combined company will be engaged; and

•	the timing of the completion of the proposed merger.

     For a detailed discussion of these and other cautionary statements, please refer to Bank of Granite’s filings with the Securities and Exchange Commission, especially in the discussion of “Forward-Looking Statements” contained in the Management’s Discussion and Analysis section of Bank of Granite’s Form 10-K for the fiscal year ended December 31, 2001.

* * * * * * * * * * * * *

     The following is a press release of Bank of Granite dated January 23, 2003:

[BANK OF GRANITE CORPORATION LOGO]	[FIRST COMMERCE CORP. LOGO]

NEWS	For Release: January 23, 2003

BANK OF GRANITE AMENDS MERGER AGREEMENT
WITH CHARLOTTE’S FIRST COMMERCE BANK

     Bank of Granite Corporation and First Commerce Corporation have amended their definitive merger agreement originally signed December 18, 2002, according to John A. Forlines, Jr., Chairman and Chief Executive Officer of Bank of Granite, and Wesley W. Sturges, President and CEO of First Commerce.

     The agreement was amended as a result of First Commerce receiving an unsolicited offer from an out of state financial institution after announcing the signing of the definitive agreement to merge with the Bank of Granite. Under the terms of the amended agreement, Bank of Granite will issue 529,301 shares and $9,562,611 cash to First Commerce shareholders, for a total deal value of approximately $21.1 million. For each share owned, First Commerce shareholders will be entitled to select either (i) $18.73 cash; (ii) a combination of cash and stock; or (iii) 100% stock, subject to pro rata allocations described in the agreement. The number of shares to be issued by Bank of Granite has been reduced by 142,311 shares (approximately 21%) to equal approximately 50% of the merger consideration. The transaction is intended to continue to qualify as a tax-free reorganization under 368(a) of the Internal Revenue Code.

     Mr. Forlines noted that, pursuant to its previously announced share repurchase program, Bank of Granite Corporation intends to continue to purchase its common stock subject to market conditions and compliance with applicable legal requirements.

     Mr. Forlines said that the restructured transaction continues to be an attractive strategic acquisition for Bank of Granite, and he noted that, because of the reduction in the number of shares to be issued in the transaction, the financial impact on Bank of Granite’s earnings per share is not expected to differ materially from the anticipated impact under the previously-announced transaction terms. The parties reiterated that they hope to consummate the merger by the end of the second quarter of 2003.

* * * * *

For further information, contact:

John A. Forlines, Jr., CEO	Wesley W. Sturges, CEO
Bank of Granite Corporation	First Commerce Corporation
828 496-2024	704 945-6561
jaforlines@bankofgranite.com	wsturges@firstcommercebank.com

More

[GRAN NASDAQ LISTED LOGO]

     The discussions included in this release contain statements that may be deemed forward looking statements within the meaning of the Private Securities Litigation Act of 1995, including Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from these statements. For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be forward looking statements. Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” or other statements concerning opinions or judgments of the Company and its management about future events. The accuracy of such forward looking statements could be affected by certain factors, including but not limited to, the financial success or changing conditions or strategies of the Company’s customers or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel, and general economic conditions.

Bank of Granite Corporation, PO Box 128, Granite Falls, NC 28630          www.bankofgranite.com

[GRAN NASDAQ LISTED LOGO]

* * * * * * * * * * * * *

     The following is an amendment to the definitive merger agreement providing for the merger of Bank of Granite and First Commerce, which amendment is dated as of January 22, 2003:

Execution Copy

AMENDMENT TO MERGER AGREEMENT

     THIS AMENDMENT TO MERGER AGREEMENT (this “Amendment”), dated as of the 22nd day of January, 2003, is by and between:

     BANK OF GRANITE CORPORATION, a Delaware corporation and a holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended (the “Buyer”); and

     FIRST COMMERCE CORPORATION, a North Carolina corporation and a holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended (the “Company”).

Background Statement

     The parties to this Amendment entered into a Merger Agreement (the “Merger Agreement”) dated as of December 18, 2002 providing for the merger of the Company into the Buyer, with the Buyer being the surviving corporation (the “Holding Company Merger”). It is the desire of the parties to the Merger Agreement to amend the Merger Agreement to provide for different Merger Consideration. Capitalized terms not defined in this Amendment have the meanings given to them in the Merger Agreement.

Statement of Agreement

     In consideration of the premises and the mutual covenants herein contained, the parties hereto, for themselves, their successors and assigns, agree as follows:

ARTICLE I

AMENDMENTS

     1.1 Sections 2.3(a), (b) and (c). Sections 2.3(a), (b) and (c) of the Merger Agreement are hereby deleted in their entirety and replaced with the following:

“(a) Subject to Sections 2.4, 2.5 and 2.6, at the Effective Time, the holders of Company Shares outstanding at the Effective Time, other than the Buyer and its Affiliates, shall be entitled to receive, and the Buyer shall pay or issue and deliver, one of the following for each Company Share: (i) 0.5186 shares of the Buyer’s Stock plus $9.37 of cash (the “Per Share Mixed Consideration”); (ii) 1.0377 shares of the Buyer’s Stock (the “Per Share Stock Consideration”); or (iii) $18.73 in cash (the “Per Share Cash Consideration”); provided, however, that such consideration to be paid by the Buyer under clauses (i) and (ii) above in connection with the Holding Company Merger shall be subject to adjustment based on the Average Closing Price of the Buyer’s Stock for the Measurement Period pursuant to Section 2.3(b) and Section 10.1(g). The foregoing consideration, collectively and in the aggregate, as adjusted in accordance with the terms hereof, is referred to here in as the “Merger Consideration.”

(b) In the event that the Average Closing Price of the Buyer’s Stock for the Measurement Period is more than $21.66, (i) the Per Share Stock

Consideration shall be decreased so that the value of the Per Share Stock Consideration, based on the Average Closing Price of the Buyer’s Stock for the Measurement Period, is as close as practical to $22.48, and (ii) the stock and/or cash components of the Per Share Mixed Consideration shall be adjusted so that the value of the Buyer’s Stock comprising the Per Share Mixed Consideration, based on the Average Closing Price of the Buyer’s Stock for the Measurement Period, plus the amount of cash comprising the Per Share Mixed Consideration is as close as practical to $20.60. The determination of whether to adjust the stock, the cash or a combination of the stock and cash components of the Per Share Mixed Consideration pursuant to the foregoing clause (ii) shall be at the sole discretion of the Buyer.

(c) Subject to Section 2.3(b) and Section 2.4, each holder of a Company Share may elect to receive the Per Share Stock Consideration, the Per Share Cash Consideration or the Per Share Mixed Consideration for each such Company Share; provided, however, that if any holder (or beneficial owner) of Company Shares makes any such election or aggregate elections with respect to more Company Shares than held or owned by such Person, the excess number of Company Shares with respect to which elections were made shall be deducted from the number of Company Shares with respect to which an election for the Per Share Stock Consideration was made; provided, further, however, that (i) the aggregate number of shares of the Buyer’s Stock to be paid as Merger Consideration shall be 529,301 shares, including any fractional shares of the Buyer’s Stock that would be issued but for Section 2.3(d), and (ii) the aggregate amount of cash to be paid as Merger Consideration shall be $9,562,611, plus any cash paid in lieu of fraction shares pursuant to Section 2.3(d), subject to (A) equitable adjustment to reflect any stock dividend, stock split or other stock payment in respect of the Buyer’s Stock, the exercise of any Company Options, and the issuance of Company Shares pursuant to Section 2.8(d) after the date hereof and prior to the Effective Time and (B) the effect of any adjustment made as provided in Section 2.3(b) and Section 10.1(g). The aggregate amount of the Buyer’s Stock to be paid as Merger Consideration shall be referred to in this Agreement as the “Total Stock Consideration,” and the aggregate amount of cash to be paid by the Buyer is referred to in this Agreement as the “Total Cash Consideration.” ”

     1.2 Section 2.3(f). Section 2.3 of the Merger Agreement is hereby amended by adding the following as Section 2.3(f):

"(f) Notwithstanding anything contained in this Section 2.3, in the event that the Holding Company Merger will not qualify as a tax-free reorganization under Section 368(a) of the Code (after application of any adjustments made to the Merger Consideration pursuant to Section 2.3(b) or Section 10.1(g)), the Buyer shall have the option, at its sole discretion, to (i) increase the number of shares of the Buyer’s Stock being paid as Merger Consideration and (ii) proportionately decrease the amount of cash being paid as Merger Consideration to the extent necessary to cause the Holding Company Merger to qualify as a tax-free reorganization under Section 368(a) of the Code. Upon any such adjustment, the components of the Per Share Mixed Consideration and the Per Share Stock Consideration set forth in Section 2.3(a) shall be equitably and proportionately adjusted to reflect the increase in the

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number of shares of the Buyer’s Stock being paid, and the decrease in the amount of cash being paid, as Merger Consideration.”

     1.3 Section 2.8(e). The reference to $16.60 in Section 2.8(e) of the Merger Agreement is hereby changed to $18.73.

     1.4 Section 7.3(a). Section 7.3(a) of the Merger Agreement is hereby amended by deleting the period and adding the following provision at the end of such section:

“provided, however, that this Section 7.3(a) shall not be deemed to limit the Buyer’s discretion, as provided in Section 2.3(f), to determine whether to adjust the amount of the Buyer’s Stock and cash delivered as Merger Consideration so that the Holding Company Merger will qualify as a tax free reorganization under Section 368(a) of the Code.”

     1.5 Section 7.3(c). Section 7.3(c) of the Merger Agreement is hereby amended by deleting the period and adding the following provision at the end of the first sentence of such section:

“provided, however, that this Section 7.3(c) shall not be deemed to limit the Buyer’s discretion, as provided in Section 2.3(f), to determine whether to adjust the amount of the Buyer’s Stock and cash delivered as Merger Consideration so that the Holding Company Merger will qualify as a tax free reorganization under Section 368(a) of the Code.”

     1.6 Section 10.1(g). Section 10.1(g) is hereby deleted in its entirety and replaced with the following:

"(g) by the Company, if the Average Closing Price of the Buyer’s Stock is less than $14.44 for the Measurement Period and the Company’s board of directors elects to terminate this Agreement. The Company must give written notice of any such election to terminate this Agreement within two Business Days after the end of the Measurement Period (but in any event prior to the Effective Time). Notwithstanding the foregoing, upon receipt of notice of termination pursuant to this Section 10.1(g) from the Company, the Buyer shall have the right to pay as Merger Consideration an additional amount of cash per Company Share so that (i) the value of the Per Share Stock Consideration, based on the Average Closing Price of the Buyer’s Stock for the Measurement Period, plus such additional amount of cash is as close as practical to $14.98, and (ii) the value of the Per Share Mixed Consideration comprising the Buyer’s Stock, based on the Average Closing Price of the Buyer’s Stock for the Measurement Period, plus the amount of cash comprising the Per Share Mixed Consideration, plus such additional amount of cash is as close as practical to $16.86, in which event this Agreement shall not be terminated and the Mergers shall be consummated as set forth in this Agreement, subject to the changes described in this Section 10.1(g); or"

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ARTICLE II

MISCELLANEOUS

     2.1 Amendment and Modification. This Amendment may be amended, modified or supplemented only by a written agreement executed by all parties hereto.

     2.2 Waiver of Compliance; Consents. Except as otherwise provided in this Amendment, any failure of the Buyer and the Company to comply with any obligation, representation, warranty, covenant, agreement or condition herein may be waived by the other party or parties only by a written instrument signed by the party or parties granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Should this Amendment require or permit consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in Section 11.4 of the Merger Agreement.

     2.3 Governing Law. The execution, interpretation and performance of this Amendment shall be governed by the internal laws and judicial decisions of the State of North Carolina.

     2.4 Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     2.5 Interpretation. The article and section headings contained in this Amendment are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Amendment.

     2.6 Entire Agreement. The Merger Agreement, including the agreements and documents that are Exhibits and Schedules thereto, together with this Amendment, (i) embody the entire agreement and understanding of the parties with respect of the subject matter hereof and thereof and (ii) supersede all prior agreements and understandings between the parties with respect to the subject matter hereof and thereof.

(Signatures on following page)

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     IN WITNESS WHEREOF, the Buyer and the Company have caused this Amendment to Merger Agreement to be signed by their respective duly authorized officers, as of the date first above written.

BUYER:

BANK OF GRANITE CORPORATION

By:	/s/ John A. Forlines, Jr.

Name: John A. Forlines, Jr.
Title: Chairman and Chief Executive Officer

COMPANY:

FIRST COMMERCE CORPORATION

By:	/s/ Wesley W. Sturges

Name: Wesley W. Sturges
Title: President and Chief Executive Officer

* * * * * * * * * * * * *

     The following are updated Bank of Granite investor presentation slides dated January 22, 2003:

Forward Looking Statements Statements contained in this presentation which are not historical facts and which pertain to future operating results of Bank of Granite Corporation or First Commerce Corporation constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the Companies' periodic filings with the SEC.

Overview of Bank of Granite Corporation

Historical Financial Information *($ in millions)*

Balance Sheet	FY 2002	FY 2001	FY 2000
Total Assets	$742.0	$715.4	$661.6
Net Loans	$556.5	$504.0	$444.0
Deposits	$547.2	$522.8	$517.3
Borrowings	$62.4	$63.8	$20.6
Equity	$127.4	$124.8	$119.3
Tangible Equity	$127.4	$124.8	$119.3
Profitability			
Net Income	$15.1	$13.8	$15.6
ROA	2.13%	2.00%	2.45%
ROE	11.98%	11.29%	13.41%

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Overview of Bank of Granite Corporation Bank of Granite Corporation ("GRAN") is the holding company for the Bank of Granite, a Granite Falls, North Carolina based community bank GRAN serves the Catawba Valley and Blue Ridge foothills of North Carolina. In 1997, GRAN acquired GLL & Associates mortgage company with a specialized niche as a major source for FHA and VA loans throughout the Southeast. GLL operates as a wholly owned subsidiary of the Bank of Granite Corporation GRAN currently has 14 banking locations and 7 mortgage offices

First Commerce Corporation Company Profile

Historical Financial Information *($ in millions)*			
Balance Sheet	**FY 2002**	**FY 2001**	**FY 2000**
Total Assets	$172.2	$136.0	$111.3
Net Loans	$115.6	$92.6	$77.0
Deposits	$132.3	$110.7	$100.2
Borrowings	$27.3	$10.0	$2.0
Equity	$10.9	$9.6	$8.7
Tangible Equity	$10.9	$9.6	$8.7
Profitability			
Net Income	$0.9	$0.7	$0.6
ROA	0.58%	0.59%	0.63%
ROE	8.83%	7.61%	8.07%

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First Commerce Corporation Company Profile First Commerce Corporation ("FCMM") is the holding company for First Commerce Bank, a Charlotte, North Carolina based commercial bank FCMM began operations in July, 1996 and currently has three offices

Transaction Summary

Issue	Proposed Term
Transaction Value:	$21.1MM
Price per FCMM share [1]:	$18.73
Transaction Structure:	529,301 GRAN shares plus $9,562,611 cash Shareholder elections allowed • $9.37 + 0.5186 shares of GRAN • $18.73 per share cash • 1.0377 shares of GRAN
Company Name:	Bank of Granite Corporation
Headquarters:	Granite Falls, NC
Board Representation:	1 Additional Director (Total of 8)
Pro Forma FCMM Ownership:	3.78%
Expected Closing:	2nd Quarter 2003
Due Diligence:	Completed
Required Approvals:	Regulatory FCMM shareholders

(1) Based on 20 day average GRAN share price as of January 16 , 2003

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Transaction Summary

Transaction Rationale

Bank Deposits as of 6/30/02					
Company	County	Branches	Deposits	Share	Rank
GRAN	Catawba, NC	6	$256,879	12.05%	4
GRAN	Caldwell, NC	6	$243,655	33.85%	1
FCMM	Mecklenburg, NC	3	$135,805	0.36%	11
GRAN	Burke, NC	1	$31,164	4.79%	6
GRAN	Lincoln, NC	1	$5,961	0.89%	8
PRO FORMA (1,2)		17	$673,464	0.56%	13

(1) Pro Forma % maket share and rank data is for the entire state of NC.

(2) Prior to merger, GRAN ranked 15th with .44% market share and FCMM ranked 54th with .11% market share.

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Entrance into the Charlotte, NC MSA Gain 11th market position in Mecklenburg County Boosts statewide market share from 15th to 13th Transaction Rationale Improves scale and enhances management infrastructure Low risk, in-state transaction Contiguous markets and similar, successful community bank strategies Identifiable and achievable cost savings Significant opportunity to increase non-interest income Attractive financially

Statewide Presence

Tennessee
Legend
GRAN
FCMM
Lenoir
Hudson
Granite Falls
Morganton
Hickory
Newton
Vale
Cornelius
Charlotte
North Carolina
South Carolina
Miles
0
6
12
40
40
85
85
77
77
26

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Statewide Presence

North Carolina Competitive Profile

Rank	Company Name	Headquartered	Branches	Deposits	Market Share	Inst Type
1	Wachovia Corp.	Charlotte, NC	479	$31,278,992	25.85%	Bank
2	Bank of America Corp.	Charlotte, NC	258	$25,542,389	21.11%	Bank
3	BB&T Corp.	Winston-Salem, NC	456	$18,616,345	15.38%	Bank
4	First Citizens BancShares Inc.	Raleigh, NC	366	$8,284,133	6.85%	Bank
5	National Commerce Finl Corp.	Memphis, TN	259	$7,264,060	6.00%	Bank
6	Royal Bank of Canada	Rocky Mount, NC	315	$6,480,723	5.35%	Bank
7	First Charter Corp.	Charlotte, NC	78	$2,277,880	1.88%	Bank
8	First Bancorp	Troy, NC	56	$998,596	0.83%	Bank
9	Fidelity Bancshares (NC) Inc.	Fuquay-Varina, NC	71	$844,663	0.70%	Bank
10	SouthTrust Corp.	Birmingham, AL	43	$741,727	0.61%	Bank
11	Southern Bancshares (NC)	Mount Olive, NC	56	$734,594	0.61%	Bank
12	LSB Bancshares Inc.	Lexington, NC	25	$675,753	0.56%	Bank
Pro Forma	***Bank of Granite / First Commerce***	***Granite Falls, NC***	***17***	***$673,464***	***0.56%***	***Bank***
13	Piedmont FS&LA	Winston Salem, NC	11	$648,580	0.54%	Thrift
14	MountainBank Financial Corp.	Hendersonville, NC	17	$585,228	0.48%	Bank
15	Bank of Granite Corp.	Granite Falls, NC	14	$537,659	0.44%	Bank
16	First South Bancorp Inc.	Washington, NC	22	$515,849	0.43%	Bank
17	Hometown Bank	Clyde, NC	11	$509,542	0.42%	Thrift
18	Peoples Bancorp of NC Inc.	Newton, NC	14	$505,579	0.42%	Bank
19	Capital Bank Corp.	Raleigh, NC	19	$503,055	0.42%	Bank
20	United Community Banks Inc.	Blairsville, GA	14	$502,671	0.42%	Bank
21	High Point Bank Corp.	High Point, NC	7	$486,723	0.40%	Bank
22	FNB Corp.	Reidsville, NC	19	$484,550	0.40%	Bank
23	Southern Community Financial	Winston-Salem, NC	8	$437,037	0.36%	Bank
24	FNB Financial Services Corp.	Reidsville, NC	15	$405,123	0.33%	Bank
25	First National Bank of Shelby	Shelby, NC	12	$377,137	0.31%	Bank
		Total Deposits for Top 25 Institutions	**2,662**	**$110,912,052**	**93.21%**	
		Total Deposits for North Carolina	**3,075**	**$121,024,012**	**100.00%**	

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North Carolina Competitive Profile Note: 1.) Chart data illustrates the top 25 financial institutions, ranked by deposits in NC. Branch and market share data is also specific to NC. 2.) Historical and pro forma deposit information dated as of 6/30/02.

Pro Forma Impact

($ in Millions)	GRAN Stand Alone	Pro Forma
Assets	$742.0	$914.8
Net Loans	$556.5	$672.2
Deposits	$547.2	$679.6
Equity	$127.4	$137.6
Tangible Equity	$127.4	$126.2
NPAs/Assets	0.76%	0.68%
Reserves/NPAs	157.2%	170.4%
Book Value / Share	$9.56	$9.93
Tangible Book Value / Share	$9.56	$9.11

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Pro Forma Impact Pro Forma Impact

Cost Savings and EPS Impact Cost savings are estimated to be 15% of First Commerce's annual non-interest expense, or $611,000 pre- tax Cost savings are expected to come from staff reductions, systems consolidations and other back office overlap No revenue enhancements from increase in non-interest income is included in pro forma, though it could be significant Expected to be neutral to GAAP EPS in 2003 and accretive thereafter Bank of Granite intends to continue to purchase its common stock subject to market conditions and compliance with applicable legal requirements

Transaction Pricing

	Transaction Multiples	Bank of Granite Multiples	Comparable Transactions [1]
Stock Price	$18.73	$17.94	NA
Price as a Multiple of:			
LTM 12/31/02 EPS	23.4x	16.2x	22.8x
LTM 12/31/02 Core EPS	31.5x	16.2x	30.8x
Book Value	193%	188%	198%
Tangible Book Value	193%	188%	198%
Premium to Core Deposits	12.4%	NA	13.2%

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Transaction Pricing 1. Median multiples for 15 bank acquisitions announced since 1/1/00 of banks headquartered in the Southeast, with assets between $100 - 250 million and similar financial performance to FCMM.

Summary Strategic entry into attractive, rapidly growing market Low risk transaction Strengthens executive management team and succession planning Attainable synergies Attractive financially

BANK OF GRANITE CORPORATION

Investor Presentation

January 22, 2003

BANK OF GRANITE CORPORATION Investor Presentation January 22, 2003

* * * * * * * * * * * * *

Note: The following notice is included to meet certain legal requirements under the Securities Act of 1933, as amended:

     Bank of Granite will be filing a registration statement containing a proxy statement/prospectus and other documents regarding the proposed merger with the Securities and Exchange Commission. First Commerce shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Bank of Granite and First Commerce and the proposed merger. When available, copies of this proxy statement/prospectus will be mailed to First Commerce shareholders, and the proxy statement/prospectus and other documents filed by Bank of Granite and First Commerce with the Securities and Exchange Commission may be obtained free of charge at the web site of the Securities and Exchange Commission at http://www.sec.gov, or by directing a request to:

Bank of Granite Corporation P.O. Box 128 23 North Main Street Granite Falls, North Carolina 28630 Attention: Investor Relations Telephone: (828) 496-2000

First Commerce Corporation 301 South McDowell Street, Suite 100 Charlotte, North Carolina 28204 Attention: Investor Relations Telephone: (704) 945-6565

     First Commerce and certain of its directors, executive officers and other members of management, and employees may solicit proxies from First Commerce shareholders in favor of the proposed merger. Information regarding these persons, who may under the rules of the Securities and Exchange Commission be considered to be participants in the solicitation of First Commerce shareholders in connection with the proposed merger, is set forth in First Commerce’s proxy statement for its annual meeting of shareholders dated March 19, 2002 and filed with the Securities and Exchange Commission on March 20, 2002. Additional information about the merger and the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.